UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-26483

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F
             |X| Form 10-Q |_| Form N-SAR

For Period Ended: September 30, 2003

      |_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
      |_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
      |_| Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: _____________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: VaxGen, Inc.

Former name if applicable: N/A

Address of principal executive office (Street and number): 1000 Marina Blvd.,
                                                           Suite 200

City, State and Zip Code: Brisbane, CA 94005


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                                     PART II
                             RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   |  (a) The reasons described in reasonable detail in Part III of this form
   |  could not be eliminated without unreasonable effort or expense;
   |
   |  (b) The subject annual report, semi-annual report, transition report on
   |  Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|X||  thereof, will be filed on or before the fifteenth calendar day following
   |  the prescribed due date; or the subject quarterly report or transition
   |  report on Form 10-Q, or portion thereof, will be filed on or before the
   |  fifth calendar day following the prescribed due date; and
   |
   | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) | has been attached if applicable.

                                     PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

      Additional time will be needed for the Registrant to complete the preparation and review of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (the "Form 10-Q"). The Registrant is in the process of restating previously reported financial results for 2001, 2002 and the first two quarters of 2003. As a result, the Registrant will not be in a position to file the Form 10-Q in the prescribed time period without unreasonable time and expense. A description of the revisions to be made is set forth in the press release attached hereto as Exhibit A. This press release was issued today by the Registrant. The Registrant intends to file its Form 10-Q no later than the fifth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            Carter Lee                             (650)           624-1000
              (Name)                            (Area Code)   (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As discussed in the press release attached hereto as Exhibit A, the Registrant is in the process of restating its financial statements. Accordingly, the Registrant is not currently able to provide a reasonable estimate of the change in its results of operations from the corresponding period for the last fiscal year.


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                                  VaxGen, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2003                By           /s/ Carter Lee
                                           -------------------------------------
                                        Name:       Carter A. Lee
                                             -----------------------------------
                                        Title:      Senior Vice President
                                               ---------------------------------
                                                     Finance and Administration
                                               ---------------------------------


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                                                                       Exhibit A

                                 [LOGO] VaxGen

                  VaxGen Will Restate Accounting Treatment for
                  Warrants; Company Intends to Announce Third-
                      Quarter Results on or Before Nov. 20

      BRISBANE, Calif. - November 14, 2003 - VaxGen, Inc. (Nasdaq: VXGN) today announced that it will restate its financial results for 2001, 2002 and the first two quarters of 2003 as a result of revisions to its accounting treatment for certain warrants to purchase common stock and beneficial conversion features relating to a 2001 financing. The restatement will have no impact on the company's cash position.

      VaxGen disclosed last month that it and KPMG LLP, the company's accounting firm, were evaluating whether a revised accounting treatment for common stock warrants issued in connection with the company's May 2001 Series A 6% Cumulative Convertible Preferred Stock financing was required, and, if so, whether the change would be sufficiently material to require a restatement of prior periods. The disclosures were made in a Form 8-K filed with the Securities and Exchange Commission ("SEC") on October 24, 2003 and a press release dated October 23, 2003. The company and KPMG have determined that a revised accounting treatment is required and that the change is sufficiently material to require a restatement of prior periods.

      As a result of the time required to complete the restatement, the company will file a notification of late filing on Form 12b-25 with the SEC with respect to its Form 10-Q for the third quarter of 2003. The notification will allow VaxGen to file its third-quarter Form 10-Q on or before November 19, 2003 without violating SEC filing requirements.

                 1000 Marina Boulevard, Brisbane, CA 94005-1841
                    TEL: (650) 624-1000 FAX: (650) 624-1001


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      The company intends to issue a press release regarding its financial results for the quarter ended September 30, 2003 prior to the opening of trading on November 20, 2003. VaxGen intends to announce additional details regarding the date and time of the press release and a related conference call and web cast prior to their occurrence.

      Since their issuance, the value of the warrants has been consistently included in the stockholders' equity section of the company's balance sheet. In connection with a recent review of the warrants, the company has determined that the value of the warrants should be reclassified as a current liability due to the warrants' cash redemption feature. As a result, the company will reclassify $3.5 million - the initial value assigned to the warrants at the time of their issuance - from stockholders' equity to a current liability as of June 30, 2001. VaxGen will also record in each subsequent quarter a non-cash expense or credit and a corresponding change in current liabilities based on the change in the fair market value of the warrants measured as of the end of each quarter.

      Since their issuance, beneficial conversion features of the warrants have been recorded as deemed dividends to warrant holders of $734,000 in 2001, $11.1 million in 2002, zero in the first quarter of 2003 and $893,000 in the second quarter of 2003. VaxGen will now amortize these charges over the period beginning with the issuance of the warrants and ending with the conversion of the preferred stock into common stock. The revised accounting treatment will have no impact on VaxGen's cash position.

      There are currently outstanding warrants to purchase 608,569 shares of VaxGen's common stock at $12.32 per share. The terms and conditions of the warrants, including the cash redemption feature, have been fully disclosed in VaxGen's public filings since May 2001. The current redemption price of the warrants is less than the exercise price of

                 1000 Marina Boulevard, Brisbane, CA 94005-1841
                    TEL: (650) 624-1000 FAX: (650) 624-1001


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the warrants, and therefore the current cash value of the warrants, if redemption were triggered, is zero.

      All of the shares of Series A 6% Cumulative Convertible Preferred Stock issued in the May 2001 financing have converted to common shares, with the majority of the conversions having taken place in 2002.

      About VaxGen

      VaxGen, Inc. is a biopharmaceutical company engaged in the development, manufacture and commercialization of biologic products for the prevention and treatment of human infectious diseases, including anthrax and smallpox. Based in Brisbane, Calif., VaxGen is the largest stockholder in Celltrion, Inc., a joint venture formed to build operations for the manufacture of biopharmaceutical products. For more information, please visit the company's web site at: www.vaxgen.com.

Note: This press release contains "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements include, without limitation, statements regarding the need to restate any of the Company's financial statements, the impact of any restatement on the Company's financial condition or results of operations for any prior or future periods and the timing of the filing of the Company's Form 10-Q for the quarter ended September 30, 2003 or any future announcement with respect to our third quarter financial results. Reference should be made to VaxGen's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 18, 2003, under the heading "Risk Factors," and the company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2003, under the heading "Business," for a more detailed description of such factors. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this release. VaxGen undertakes no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release except as required by law.

SOURCE VaxGen, Inc.

Lance Ignon, Vice President
Corporate Communications
VaxGen
650-624-1041

                 1000 Marina Boulevard, Brisbane, CA 94005-1841
                    TEL: (650) 624-1000 FAX: (650) 624-1001


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